Mail Stop 3561

      November 16, 2005

Larry L. Eastland
President and Chief Executive Officer
Great American Family Parks, Inc.
208 South Academy Avenue, Suite 130
Eagle, Idaho 83616

	Re: 	Great American Family Parks, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
      Filed October 21, 2005
		File No. 333-127199

Dear Mr. Eastland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to the first bullet point in comment 1 in our letter dated September 2, 2005. We are still considering your response and may have further comment.
2. We note your response to comment 2 in our letter dated
September
2, 2005. Although there is no direct underwriting agreement, it appears from the disclosure previously cited that First Montauk is engaged in the distribution of the securities being registered. Please disclose on the cover page and throughout the document that First Montauk is an underwriter within the meaning of the Securities
Act of 1933.
3. We note your response to comment 3 in our letter dated
September
2, 2005 and reissue the comment. We do not consider listing on the
Pink Sheets to be listing on an established public market.
4. For all periods in which an income statement is provided, please provide the necessary disclosures to show an EPS reconciliation as required by paragraph 40 of SFAS 128.
5. In the consolidated statement of operations of the registrant, please revise the caption "Net Profit (Loss) - before other costs" to
"Income (Loss) from operations".  The use of a caption "Net Profit
(Loss)" should be limited solely to the last caption in the statement of operations. Please revise accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Overview, page 15
6. Please revise this section to clearly discuss your significant sources of revenue. For example, we note that revenues increased for the six months ended June 30, 2005 as a result of sales attributable to the Crossroads Convenience Center and not as a result of other factors such as increased theme park attendance.

Results of Operations, page 16
7. Your discussion of the year-end results of operations should immediately follow your discussion of the six month results of operations. Please revise accordingly.

Six Months Ended June 30, 2005 Compared to Six Months Ended June
30,
2004, page 16
8. We note in the last paragraph on page 16 that you had an increase in revenues per customer of more than $2. To the extent applicable, your discussion of the reasons for the revenue increase for the six months ended June 30, 2005 should reflect this increase in revenues per customer. Please revise or advise.
9. We note your discussion in the second paragraph regarding consumer spending habits. It is unclear how consumer spending habits will impact your cost of revenues. Please revise or advise.

Liquidity and Capital Resources, page 17
10. We note the disclosure in the third paragraph on page 16 regarding the issuance of a promissory note as part of the compensation paid for the acquisition of the assets of Ron Snider &
Associates, Inc. We also note the disclosure in the last paragraph of the Management`s Discussion and Analysis section on page 20. This information more appropriately belongs in the Liquidity and Capital
Resources section.  Please revise.

Acquisition of the Assets of Ron Snider & Associates, Inc., page
21
11. We note your mention of two franchises that were purchased from
Ron Snider & Associates. Please provide a more detailed explanation of each of the acquired franchise agreements, including the franchise terms, expiration, fees and your related accounting treatment in the purchase and on an on-going basis. In connection with the accounting treatment, we note that no amount has been allocated to a contract-based intangible asset, "franchise agreement". Refer to the guidance in paragraphs 37(e) and 39, as well as Appendix A (paragraph A14) in
SFAS 141. We may have additional comments upon review of the information.

Government Regulation, page 22
12. We note your disclosure that you have certain licenses related to the operations of Wild Animal Safari that are crucial to your operations. Please expand your disclosures herein and throughout the document to more thoroughly describe these licenses, including their terms, any expiration dates, provisions for renewal, and instances in which revocation by the licensing body could occur. In this regard, you should also discuss your accounting policies for these licenses in the critical accounting policies section, including the potential impact of the revocation or non-renewal of any of the licenses. Similarly, the accounting treatment of your licenses should be disclosed in the notes to your financial statements. In addition, please give consideration to including an item in the Risk Factors section to discuss any uncertainties related to the longevity of these licenses or other risks related to the business, if applicable, or advise on why it is not necessary.

Forward Looking Statements, page 45
13. We note your response to comment 24 in our letter dated
September
2, 2005. Please delete the references to Section 21E of the Securities Exchange Act of 1934. You are not able to rely on this section because this is your initial public offering. Please revise.
See Section 21E (b)(2)(D) of the Securities Exchange Act of 1934.



Great American Family Parks, Inc.
Financial Statements for the Six Months Ending June 30, 2005, page
48-60
14. Please revise all headings throughout to clearly designate these financial statements and related notes as "Unaudited".

Notes to Financial Statements, page 52
15. Pursuant to the guidelines in Item 310 of Regulation S-B, your notes should include, at a minimum, a disclosure that management believes that the interim financial statements include all necessary adjustments to make the financial statements not misleading. However, we would also recommend expanding your disclosures to include an explanation of the differences in the requirements for interim reporting compared to reporting on a full fiscal year, and a recommendation that the reader view the interim results in conjunction with the results for the full year.

Note 11.  Acquisition of Theme Park, page 59
16. We note your disclosure regarding your purchase of assets from Ron Snider & Associates. From the disclosures throughout the Form SB-2, the acquisition appears to meet the guidelines set forth in EITF 98-3 as the acquisition of a business for financial statement purposes. Please include your identification and calculation of the fair value of the assets purchased, and allocation of the purchase price in your note describing the acquisition of the Wild Animal Safari park. In this regard, please revise your disclosure to include all information required by SFAS 141 (paragraphs 51-52) as requested in comment 26 in our letter dated September 2, 2005. In addition, we refer you to the comments above concerning the accounting for the franchise agreements and licenses acquired in this acquisition. We may have further comments upon review of your response and your revised disclosures.

Ron Snider & Associates, Inc. d/b/a Wild Animal Safari
Financial Statements (Reviewed), Three Months ended March 31,
2005,
page 75
17. Pursuant to Item 310 of Regulation S-B, please revise all interim financial statements to include the comparable period of the preceding fiscal year.






Great American Family Parks, Inc. and Subsidiary
Combined Pro-Forma Statements, page 95
18. Please revise your introductory paragraph to state that the combined statement of operations is presented as if the assets of Ron
Snider & Associates had been acquired as of January 1, 2004.

Great American Family Parks, Inc. and Subsidiary
Combined Pro-Forma Balance Sheets, page 96
19. We note your response to comment 43 in our letter dated
September
2, 2005, and your inclusion of a pro forma balance sheet as of January 1, 2005. As the acquisition of Ron Snider & Associates is combined in the historical financial statements as of June 30, 2005, a pro forma balance sheet is not required. Please delete accordingly.

Pro Forma Statements of Operations, page 97
20. We note your response to comment 45 in our letter dated
September
2, 2005, and we do not believe that you have provided a satisfactory explanation for not complying with the comment. As pro forma financial statements should be presented on an historical consolidated basis in conformity and consistent with the historical consolidated GAAP financial statements, it is not appropriate to separate divisions within a company in pro forma information. In this regard, please revise your pro forma statements of operations to combine GAFP and CCC so that they are in agreement with the combined historical consolidated financial statements presented elsewhere in the document.
21. Additionally, we note your response to comment 48 in our letter dated September 2, 2005. However, we do not believe that your response, which addressed the need for a deferred tax asset, was on point as it does not take into consideration your current year tax position on a pro forma basis. In this regard, please revise your pro forma statements of operations to show the current tax expense or benefit. We refer you to paragraph 45 of SFAS 109 for guidance.

Explanation of adjustments, page 98
22. We note your adjustment number 7 for $87,000 related to the penalty paid to extend the closing date for the purchase of the theme park. We also note the caption "Extended closing penalty - theme park" for $62,500 on your June 30, 2005 consolidated statement of operations (page 49). It appears that these relate to the same penalty paid to extend the closing date of your purchase of Ron Snider & Associates. Please explain the difference in these amounts.
In addition, it is unclear why this adjustment is necessary in the pro forma statements, as it appears to be included in the historical financial statements. Please advise and revise accordingly.


* * * *	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Shifflett at (202) 551-3381 or
Joseph
Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at
(202) 551-3317, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at (202) 551-3750 with any other questions.

      							Sincerely,



      							Max A. Webb
      Assistant Director

cc:	Richard A. Friedman, Esq.
	Sichenzia Ross Friedman Ference LLP
	Fax:  (212) 930-9725


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Larry L. Eastland
Great American Family Parks, Inc.
November 16, 2005
Page 1